UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

PRESS RELEASE

HARMONY ANNOUNCES PROPOSED MERGER WITH GOLD FIELDS

Compelling value for shareholders

JOHANNESBURG, SOUTH AFRICA, Harmony (NYSE: “HMY”; JSE: “HAR”) today announced plans to launch an exchange offer for Gold Fields (NYSE: “GFI”; JSE: “GFI”). The completion of the transaction is expected to create value for the shareholders of both companies.

Highlights of the proposed merger

The consideration payable under the proposed merger (“the proposed merger”) will consist wholly of new Harmony shares. The main characteristics of the proposed merger include:

–	for each Gold Fields tendering share, shareholders will receive 1.275 new Harmony shares,

–	for each Gold Fields American Depositary Share, shareholders will receive 1.275 new Harmony American Depositary Shares (the “proposed merger ratio”).

The proposed merger ratio represents:

–	a premium of approximately 29%, calculated by comparing the closing Harmony share price of R84.41 on the JSE Securities Exchange South Africa (“JSE”) on 14 October 2004, multiplied by the proposed merger ratio, to the average of the daily volume weighted average price of Gold Fields shares on the JSE for the 30 business days ending 14 October 2004; and

–	an implied Gold Fields price to net present value (“P/NPV”) multiple of 2.4x.

The premium of approximately 29% compares favourably to the average premia of:

–	22% paid in public offers in the South African market between 2001 and 2003; and

–	25% paid in unsolicited all-share offers in the international market since January 2001.

The implied Gold Fields P/NPV multiple of 2.4x compares favourably to:

–	the trading P/NPV multiples of comparable gold companies:

•	the average P/NPV of the international gold majors (Barrick Gold Corp, Newmont Mining Corp and Placer Dome Inc) of 2.4x;

•	the average P/NPV of the South African gold majors (AngloGold Ashanti Ltd, Gold Fields and Harmony) of 1.9x; and

•	the average P/NPV of the international mid-cap gold companies (Agnico-Eagle Mines Ltd, Compania de Minas Buenaventura S.A.A., Glamis Gold Corp, GoldCorp Inc, IAMGold, Kinross Gold Corp, Meridian Gold Inc, Newcrest Mining Ltd and Wheaton River Minerals Ltd) of 1.9x.

–	the P/NPV multiples paid on comparable acquisitions:

•	the average of all such transactions since 1999 of 1.4x;

•	the average of all such transactions with a consideration of over US$1 billion since 1998 of 1.7x;

•	the average paid for South African targets since 1998 of 0.9x;

•	the average paid by South African acquirors since 1998 of 1.3x;

•	the multiple paid by AngloGold Ltd for Ashanti Goldfields Co Ltd of 1.6x; and

•	the multiple in the proposed IAMGold transaction of 1.1x.

Gold Fields shareholder undertakings to support the proposed merger

Harmony has received an irrevocable undertaking from MMC Norilsk Nickel (“Norilsk”) to accept the subsequent offer (defined below) in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

Structure of the proposed merger

Harmony has designed a mechanism to allow Gold Fields shareholders to realise, within as short a time period as reasonably practicable, the benefit of the premium inherent within the proposed merger. However, in order to allow all Gold Fields shareholders to benefit from this mechanism, Harmony must comply with the regulatory requirements in the United States of America (“US”). As a result, the proposed merger is to be structured as two immediately consecutive offers, each subject to the respective conditions precedent set out in paragraph 12.

Through the making of this announcement, Harmony has irrevocably committed to offer to acquire the entire issued share capital of Gold Fields in the following manner:

–	early settlement offer: an initial offer to acquire up to 34.9% of the entire issued share capital of Gold Fields, not subject to the tender of any minimum number of shares (the “early settlement offer”); and

–	subsequent offer: an immediate follow-on offer on the same terms as the early settlement offer for the balance of the entire issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer (the “subsequent offer”). The subsequent offer will be subject to the conditions precedent set out in paragraph 12.2.

The early settlement offer

To the extent that Harmony increases the consideration offered under the proposed merger after the early settlement closing date, those Gold Fields shareholders who have already accepted the early settlement offer and have received the offer consideration will remain entitled to receive the full benefit of any increased consideration due under any increased offer by Harmony, regardless of whether they had subsequently disposed of their new Harmony shares.

Norilsk has irrevocably committed not to accept the early settlement offer in respect of its entire holding of approximately 20.03% of the entire issued share capital of Gold Fields. As a consequence, other Gold Fields shareholders will be able to maximise their opportunity to participate in the early settlement offer, and will be able to realise a minimum of approximately 44% of their Gold Fields holdings under the early settlement offer. To the extent that any further Gold Fields shareholders do not take advantage of the early settlement offer, Gold Fields shareholders could receive settlement for a greater percentage of their Gold Fields holdings, up to 100%.

Indicative Timetable

Harmony intends to launch its offer for Gold Fields on or about 20 October 2004 with an expiration date for the early settlement offer of Friday, 26 November 2004 at 12h00 (South African time).

Harmony is one of the world’s largest independent growth-oriented gold mining companies, distinguished by the focused operational and management philosophies that it employs throughout the Harmony group. Harmony’s strategy is focused on building a leading international gold mining company through acquisitions (26 over the past six years), organic growth and focused exploration. This strategy has resulted in the growth of Harmony’s attributable production from 0.65 million ounces in 1995 to 3.3 million ounces for the financial year ended 30 June 2004 (3.2 million ounces under US GAAP). Harmony has its primary listing on the JSE with secondary listings on the London Stock Exchange, Euronext Paris and Euronext Brussels. Harmony’s American Depositary shares are listed on the New York Stock Exchange (“NYSE”).

Gold Fields is one of the world’s largest unhedged gold mining companies with annual gold production of approximately 4.2 million ounces for the financial year ended 30 June 2004, with proven and probable attributable gold reserves of 77 million ounces and mineral resources of 183 million ounces as at 30 June 2004. Gold Fields has operations in South Africa, Australia and Ghana (West Africa). In addition, Gold Fields has a geographically diverse exploration portfolio, as well as the Arctic Platinum Project, an advanced stage Platinum Group Metals project in Northern Finland and the Cerro Corona Copper/Gold Project in Peru. Gold Fields has its primary listing on the JSE with secondary listings on the London Stock Exchange, Euronext Paris, Euronext Brussels and the SWX Swiss exchange. Gold Fields’ American Depositary shares are listed on the NYSE.

ENQUIRIES

HARMONY

Ferdi Dippenaar Marketing Director	+27 11 684 0140 +27 82 807 3684	Corne Bobbert Investor Relations	+27 11 684 0146 +27 83 380 6614

HSBC		INVESTEC

Adrian Coates Andrew Bell Jan Sanders Tim Morgan-Wynne Graham Shuttleworth	+44 20 7991 8888	Dennis Tucker George Nakos Andrew Brady Kevin Kerr	+27 11 286 7000

MACKENZIE PARTNERS		FINANCIAL DYNAMICS

Daniel H. Burch	+1 212 929 5748	Hollis Rafkin-Sax Gordon McCoun	+1 212 850 5600

General

This announcement is published by and is the sole responsibility of Harmony.

HSBC Bank plc (“HSBC”) is acting for Harmony and no one else in connection with the proposed merger and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of HSBC, nor for providing advice in relation to the proposed merger.

Investec Bank Limited (“Investec”) is acting for Harmony and no one else in connection with the proposed merger and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Investec, nor for providing advice in relation to the proposed merger.

The information contained in this announcement speaks only as of the date indicated on the cover of this announcement unless the information specifically indicates that another date applies.

Copies of this announcement are not being made, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this announcement (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Important Information

In connection with the proposed merger, Harmony will file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depository Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by holders located in the US and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Disclaimer

Information included in this announcement relating to Gold Fields and its business has been derived solely from publicly available sources.

While Harmony has included information in this announcement regarding Gold Fields that is known to Harmony based on publicly available information, Harmony has not had access to non-public information regarding Gold Fields and could not use such information for the purpose of preparing this announcement. Although Harmony is not aware of anything that would indicate that statements relating to Gold Fields contained in this announcement are inaccurate or incomplete, Harmony is not in a position to verify information concerning Gold Fields. Harmony and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Harmony and its directors and officers disclaim all liability for information concerning Gold Fields included in this announcement.

The pro forma information presented is not necessarily indicative of the operating results or financial condition that would have been achieved had Harmony’s offer for Gold Fields been completed during the periods or at the times presented, nor is this information necessarily indicative of future results or conditions of Harmony after it has acquired Gold Fields. The pro forma information does not reflect the impact of synergies that Harmony expects to realise or time or the costs associated with the integration of operations necessary to achieve such synergies.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

No Profit Forecasts

Nothing in this announcement should be construed as a profit forecast to be interpreted to mean that the future earnings per share of Harmony or the enlarged group will necessarily be greater than the historic published earnings per share of Harmony or the enlarged group.

No Offer of Securities

This announcement does not constitute an offer or an invitation to purchase any securities.

Harmony Gold Mining Company Limited

Announcement regarding a potential merger between Harmony and Gold Fields Limited (“Gold Fields”)

1.	Introduction

The board of Harmony hereby announces the terms of a proposed merger between Harmony and Gold Fields (the “proposed merger”), under which Harmony proposes to acquire the entire issued share capital of Gold Fields in exchange for the issue to Gold Fields shareholders of new shares in Harmony.

Harmony has conveyed the terms of the proposed merger to the board of Gold Fields and is hopeful that the proposed merger will be recommended by the directors of Gold Fields. However, in view of the proposed transaction between Gold Fields and IAMGold Corporation Inc. (“IAMGold”) (the “proposed IAMGold transaction”), which Harmony considers to be contrary to the best interests of Gold Fields shareholders, Harmony believes that Gold Fields shareholders should be afforded the opportunity to decide on the merits of the proposed merger at the earliest opportunity. To this end, Harmony will shortly post to Gold Fields shareholders an offer document containing the detailed terms and conditions of the proposed merger.

The proposed merger is conditional, inter alia, on the proposed IAMGold transaction not proceeding and the approval of the proposed merger by Harmony shareholders.

The proposed merger will be implemented in accordance with the rules of the Securities Regulation Panel (“SRP”) and the United States Securities and Exchange Commission (“SEC”).

Harmony’s offer to acquire all of the outstanding Gold Fields shares will be made in multiple jurisdictions:

–	in the US, the offer will be open to all holders of Gold Fields securities that are located in the US and all holders of Gold Fields ADSs wherever located; a registration statement containing the US prospectus used in connection with the offer in the US will be filed with the SEC;

–	in South Africa, the offer will be open to all holders of Gold Fields securities that are located in South Africa and to holders of Gold Fields securities that are located outside of South Africa if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the offer; and

–	the offer will be made available in such other jurisdictions as may be required to comply with regulators in jurisdictions in which Gold Fields shares trade.

Harmony’s shares trade on the JSE Securities Exchange South Africa (“JSE”) under the symbol “HAR” and its ADSs trade on the New York Stock Exchange, Inc. (“NYSE”) under the symbol “HMY”. Gold Fields’ shares trade on the JSE under the symbol “GFI” and its ADSs trade on the NYSE under the symbol “GFI”.

2.	The proposed merger

The proposed merger, which will be on the terms and subject to the conditions precedent set out in this announcement, will be made on the following basis:

for each Gold Fields share	1.275 new Harmony shares,
for each Gold Fields ADS	1.275 new Harmony ADSs

(the “proposed merger ratio”) and will value the entire issued ordinary share capital of Gold Fields at approximately R52.9 billion (US$8.1 billion), based on the closing price of R84.41 per Harmony share on the JSE on 14 October 2004, the last practicable date prior to the date of this announcement.

The proposed merger ratio represents:

–	a premium of approximately 29%, calculated by comparing the closing Harmony share price of R84.41 on 14 October 2004, multiplied by the proposed merger ratio, to the average of the daily volume weighted average price of Gold Fields shares on the JSE for the 30 business days ending 14 October 2004; and

–	an implied Gold Fields price to net present value (“P/NPV”) multiple of 2.4x.

The premium of approximately 29% compares favourably to the average premia of:

–	22% paid in public transactions in the South African market between 2001 and 2003; and

–	25% paid in unsolicited all-share offers in the international market since January 2001.

The implied Gold Fields P/NPV multiple of 2.4x compares favourably to:

–	the trading P/NPV multiples of comparable gold companies:

•	the average P/NPV of the international gold majors (Barrick Gold Corp, Newmont Mining Corp and Placer Dome Inc) of 2.4x;

•	the average P/NPV of the South African gold majors (AngloGold Ashanti Ltd, Gold Fields and Harmony) of 1.9x; and

•	the average P/NPV of the international mid-cap gold companies (Agnico-Eagle Mines Ltd, Compania de Minas Buenaventura S.A.A., Glamis Gold Corp, Goldcorp Inc, IAMGold, Kinross Gold Corp, Meridian Gold Inc, Newcrest Mining Ltd and Wheaton River Minerals Ltd) of 1.9x.

–	the P/NPV multiples paid on comparable acquisitions:

•	the average of all such transactions since 1999 of 1.4x;

•	the average of all such transactions with a consideration of over US$1 billion since 1998 of 1.7x;

•	the average paid for South African targets since 1998 of 0.9x;

•	the average paid by South African acquirors since 1998 of 1.3x;

•	the multiple paid by AngloGold Ltd for Ashanti Goldfields Co Ltd of 1.6x; and

•	the multiple in the proposed IAMGold transaction of 1.1x.

3.	Gold Fields shareholder undertakings to support the proposed merger

Harmony has received an irrevocable undertaking from MMC Norilsk Nickel (“Norilsk”) to accept the subsequent offer (defined below) in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

4.	Structure of the proposed merger

Harmony has designed a mechanism to allow Gold Fields shareholders to realise, within as short a time period as reasonably practicable, the benefit of the premium inherent within the proposed merger. However, in order to allow all Gold Fields shareholders to benefit from this mechanism, Harmony must comply with the regulatory requirements in the United States of America (“US”). As a result, the proposed merger is to be structured as two immediately consecutive offers, each subject to the respective conditions precedent set out in paragraph 12.

Through the making of this announcement, Harmony has irrevocably committed to offer to acquire the entire issued share capital of Gold Fields in the following manner:

–	early settlement offer: an initial offer to acquire up to 34.9% of the entire issued share capital of Gold Fields on the basis set out below, not subject to the tender of any minimum number of shares (the “early settlement offer”); and

–	subsequent offer: an immediate follow-on offer on the same terms as the early settlement offer for the balance of the entire issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer (the “subsequent offer”). The subsequent offer will be subject to the conditions precedent set out in paragraph 12.2.

5.	The early settlement offer

Subject to the conditions precedent set out in paragraph 12.1, Harmony will make the early settlement offer to Gold Fields shareholders on the following basis:

–	Harmony will settle unconditionally valid acceptances received in respect of up to a maximum of 34.9% of the entire issued share capital of Gold Fields;

–	to qualify for settlement under the early settlement offer, Harmony must receive valid acceptances, complete in all respects, by no later than 12h00 (South African time) on Friday, 26 November 2004 (the “early settlement closing date”);

–	Gold Fields shareholders will be entitled to tender for acceptance up to their entire holdings of Gold Fields shares; and

–	in the event that valid acceptances in excess of 34.9% of Gold Fields’ entire issued share capital are received by the early settlement closing date, Harmony will only settle that number of Gold Fields shares which equates to 34.9% of the entire issued share capital of Gold Fields, on a pro rata basis, with the Gold Fields shares tendered by accepting Gold Fields shareholders scaled back accordingly.

In addition, to the extent that Harmony increases the consideration offered under the proposed merger after the early settlement closing date, those Gold Fields shareholders who have already accepted the early settlement offer and have received the consideration due to them under the early settlement offer will remain entitled to receive the full benefit of any increased consideration due under any increased offer by Harmony, regardless of whether they had subsequently disposed of their new Harmony shares.

Norilsk has irrevocably committed not to accept the early settlement offer in respect of its entire holding of approximately 20.03% of the entire issued share capital of Gold Fields. As a consequence, other Gold Fields shareholders will be able to maximise their opportunity to participate in the early settlement offer, and will be able to realise a minimum of approximately 44% of their Gold Fields holdings under the early settlement offer. To the extent that any further Gold Fields shareholders do not take advantage of the early settlement offer, Gold Fields shareholders could receive settlement for a greater percentage of their Gold Fields holdings, up to 100%.

Those Gold Fields shareholders who do not accept the early settlement offer do not have any restrictions on the tradeability of their Gold Fields shares.

Harmony intends to vote those Gold Fields shares that it acquires pursuant to the early settlement offer against any resolutions to be proposed to implement the proposed IAMGold transaction.

6.	The subsequent offer

Harmony irrevocably undertakes, following completion of the early settlement offer, to make an immediate follow-on offer on the same terms as the early settlement offer for the balance of the issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer. The subsequent offer will be subject to the conditions precedent set out in paragraph 12.2.

7.	Background to and reasons for the proposed merger

Harmony is one of the world’s largest independent growth-oriented gold mining companies, distinguished by the focused operational and management philosophies that it employs throughout the Harmony group. Harmony’s strategy is focused on building a leading international gold mining company through acquisitions (26 over the past six years), organic growth and focused exploration. This strategy has resulted in the growth of Harmony’s attributable production from 0.65 million ounces in 1995 to 3.3 million ounces for the financial year ended 30 June 2004 (3.2 million ounces under US GAAP).

Harmony has successfully achieved its growth strategy through evolving and implementing a set of management systems and philosophies, which Harmony refers to as the “Harmony Way” and which Harmony believes are unique in the South African gold mining industry, and applying them to the assets that it operates. The Harmony Way is underpinned by the concepts of empowered management teams, active strategic management by the Harmony board, increased productivity, reduced management tiers, a no-frills, low cost ethic and the introduction of sophisticated cost accounting systems and strict ore accounting and ore reserve management systems.

A significant component of the success of Harmony’s strategy to date has been its ability to acquire under-performing mining assets, including assets purchased from Gold Fields, mainly in South Africa, and, in a relatively short time-frame, to transform these mining assets into cost-effective production units, thereby creating significant value for Harmony and Harmony shareholders.

Pursuant to its ongoing assessment of the various investment opportunities within South Africa and the broader global gold mining industry, Harmony has identified Gold Fields as an attractive merger candidate, with a compelling rationale from an operational and growth perspective.

Gold Fields is one of the world’s largest unhedged gold mining companies with annual gold production of approximately 4.2 million ounces for the financial year ended 30 June 2004, with proven and probable attributable gold reserves of 77 million ounces and mineral resources of 183 million ounces as at 30 June 2004. Gold Fields has operations in South Africa, Australia and Ghana (West Africa). In addition, Gold Fields has a geographically diverse exploration portfolio, as well as the Arctic Platinum Project (“APP”), an advanced stage Platinum Group Metals project in Northern Finland and the Cerro Corona Copper/Gold Project in Peru (“Cerro Corona”).

The proposed merger will allow Harmony to build on its position as the premier South African operator and will create a new international major in the global gold mining industry.

8.	Rationale for the proposed merger

The proposed merger is driven by Harmony’s pursuit of a number of key strategic objectives, including:

–	creating significant value through the application of the Harmony Way to generate cost efficiencies from Gold Fields’ South African assets, together with operational synergies from Harmony’s and Gold Fields’ contiguous assets;

–	revitalising Gold Fields’ assets within the Southern African Development Community (“SADC”) (the “South African asset portfolio”);

–	accessing the value of Gold Fields’ exploration portfolio;

–	retaining the true value within Gold Fields’ international asset portfolio for the benefit of its shareholders;

–	ensuring a well balanced portfolio of assets spread across the life-cycle of mines; and

–	creating a new international major with a compelling equity story and enhanced investor appeal.

Substantial operational synergies

Harmony firmly believes that it can achieve significant reductions in Gold Fields’ cost base. Harmony estimates that, in order to justify the premium offered to Gold Fields shareholders, it only needs to achieve unit cost reductions equivalent to at least 15% per annum in Gold Fields’ South African asset portfolio cost structure, over and above Gold Fields’ current efficiency initiatives, equating to an estimated improvement in pre-tax operating profit of approximately R1 billion per annum.

These cost benefits are expected to be achieved, inter alia, through:

–	improving operational efficiencies;

–	rationalising corporate overhead and administrative infrastructures;

–	rationalising activities in areas such as procurement and insurance;

–	improved capital programme management;

–	improved services management and mine planning systems; and

–	empowering local operational management.

Harmony believes that its ability to deliver cost savings in South Africa is borne out by its demonstrable track record in applying its low cost culture and high productivity mining methods to previously acquired assets:

Asset	Net investment (R million)	Payback period	Unit (underground mining R/t) cost reduction (June 2004 terms)
Acquired from Gold Fields

Evander	452	10 quarters	31%
St Helena (50%)	60	—	27%

Weighted average			31%

Other acquisitions

Randfontein	854	9 quarters	16%
Freegold (50%)	1,416	11 quarters	27%
Elandsrand	1,053	—	16%

Weighted average of above acquisitions			22%

A strategy for value and growth, both domestically and internationally

Harmony considers that Gold Fields’ management has prematurely accelerated the exploitation of the South African asset portfolio’s reserves through mining higher grades and reducing development metreage (“harvest mode”) and believes that, through the application of the Harmony Way, Harmony can revitalise this valuable asset base. Harmony believes that the application of the Harmony Way to Gold Fields’ South African asset portfolio will produce significantly reduced overall unit costs, which, together with the introduction of improved ore reserve management systems, will lead to increased operational and financial flexibility. Harmony believes that this will have the effect of not only increasing profitability but will also convert below margin areas into economically viable areas. Based on past experience, this process is expected to increase reserves and extend and enhance the economic life of Gold Fields’ South African mines.

As a result, Harmony believes that it will re-establish the viability and future competitiveness of Gold Fields’ South African asset portfolio, putting mature assets or assets currently in harvest mode back into growth mode, transforming current replacement projects into genuine growth opportunities and allowing projects that were previously abandoned to be reconstituted as economically feasible.

Harmony believes that its ability to deliver is further demonstrated by its track record in turning terminal assets back into growth assets. The table below sets out the details of new reserves created by Harmony from assets and projects that had been abandoned by previous operators. When completed, the projects will produce an aggregate of over 1.5 million higher grade, lower cost additional ounces per annum:

Project	Mineable reserve (‘000 ounces)	Total funding cost per ounce (US$) *	Production per annum (ounces)
Masimong expansion	2,530	12	315,000
Elandsrand new mine	6,300	33	450,000
Tshepong decline	1,300	28	167,000
Phakisa shaft	4,100	18	265,000
Doornkop South Reef shaft	3,700	46	330,000

Total	17,930	27	1,527,000

*	Includes acquisition, exploration and capital expenditure figures

Harmony believes that positive socio-economic benefits, primarily from the creation of further employment opportunities and extending the life of existing jobs, accrue from applying the Harmony Way to increase reserves and extend the life of mines. In addition, the resultant increase in profitability and financial flexibility will enable the enlarged group to fund capital and development expenditure, offering long term growth opportunities, improving the overall quality of the enlarged group’s asset portfolio and maximising shareholder returns.

Harmony believes that a revitalised South African asset base will provide the platform from which to develop the combined international asset portfolio. Harmony will continue to explore new business opportunities and pursue suitable acquisitions both within South Africa and internationally.

Harmony intends to manage actively the combined international asset portfolio and continue to support and expand exploration activities as another important avenue for increasing the size of its reserve base. Harmony will examine the real potential of Gold Fields’ APP (Finland) and Cerro Corona (Peru) projects and plans to continue to further develop the known potential of its own Hidden Valley (Papua New Guinea) and Wafi/Golpu (Papua New Guinea) projects. Harmony will also consider, on an ongoing basis, value creation opportunities for the international portfolio, both collectively and on an individual basis. Such opportunities might include a future listing or collective disposal of the international asset portfolio, or the disposal of participations in an individual asset. Should Harmony decide to realise the value in, or valorise all or part of, its international asset portfolio, Harmony would plan to do so only for full value in a manner that ensured that shareholders fully participated in the upside and at a valuation that incorporated the full benefit of any international rating.

Creation of a new international major with enhanced investor appeal

Harmony and Gold Fields are currently the world’s 6th and 4th largest gold mining companies respectively, in terms of attributable production, producing approximately 3.3 million ounces under IFRS (3.2 million ounces under US GAAP) and 4.2 million ounces during the financial year ended 30 June 2004 respectively.

The proposed merger will create a new international major with true global scale and relevance, an attractive stock for both gold and other investors. The enlarged group will be:

–	the world’s largest gold mining company by:

•	attributable production of approximately 7.5 million ounces per annum;

•	attributable reserves amounting to approximately 139 million ounces; and

•	attributable resources amounting to approximately 593 million ounces.

The above is based on publicly available information as at 30 June 2004.

–	the world’s second largest gold mining company with a:

•	market capitalisation of approximately US$11.0 billion, based on the closing prices of Harmony and Gold Fields shares on the JSE on 14 October 2004, the last practicable date prior to the date of this announcement, on a pro forma basis, prior to any market re-rating which may result from the recognition of the benefits expected from the proposed merger.

The enlarged group will retain an integrated geographic strategy, led by a strong management team with a proven track record both operationally and in terms of delivering value-enhancing acquisitions. The combination of the two companies and the subsequent increase in market capitalisation will increase the weighting in all relevant investment indices, leading to greater liquidity and access to a greater universe of potential investors.

As a new international major, Harmony believes that the enlarged group will have the requisite financial strength and flexibility to continue to deliver value to its shareholders through:

–	profit enhancement at existing operations through the continued implementation of Harmony’s unique management structure, systems and philosophy;

–	growth in production resulting from organic projects;

–	growth from contiguous acquisitions in South Africa and internationally; and

–	continued expansion of its reserve base through its current and future exploration and development projects.

9.	The proposed IAMGold transaction

9.1	Background

In a detailed terms announcement published in the press on 1 October 2004, Gold Fields announced that it had signed a definitive agreement with IAMGold, a public company listed on the Toronto Stock Exchange, pursuant to which it is intended that IAMGold would, subject to certain conditions precedent, acquire substantially all of Gold Fields’ net cash resources and all of Gold Fields’ mining, development and exploration assets located outside SADC.

Under the terms of the agreement, IAMGold would, subject to adjustment, issue to Gold Fields 351,690,218 shares in IAMGold in consideration for such assets, which would result in Gold Fields owning approximately 70% of the fully diluted equity of the enlarged IAMGold. In addition, prior to completion of the proposed IAMGold transaction, IAMGold shareholders would receive a special cash dividend of C$0.50 per IAMGold share.

Gold Fields’ stated rationale for the proposed IAMGold transaction is that it would create an entity that is better equipped to compete with international gold companies through more direct access to international capital and debt markets, with increased flexibility to react more swiftly to acquisition and project development opportunities as they arise. Gold Fields further contends that the injection of its non-South African asset portfolio into a separately listed, independent company could present an opportunity for further value creation in that the market might be expected to benchmark these assets against those of an international peer group, which Gold Fields indicates is rated at a premium to Gold Fields.

9.2	Analysis of the proposed IAMGold transaction

Harmony believes that Gold Fields’ rationale for the proposed IAMGold transaction is unconvincing and difficult to justify from both a value and structural perspective. In addition, Harmony believes that the proposed IAMGold transaction has significant negative implications for Gold Fields, its shareholders, its South African asset portfolio and all of its stakeholders.

9.2.1	From a value perspective

Disposal of Gold Fields’ international asset portfolio at substantially less than fair value

Gold Fields is disposing of its international asset portfolio, including almost all of its existing net cash reserves, at an implied P/NPV multiple of only 1.1x.

This represents:

–	a discount of 48% to the current analyst consensus average P/NPV multiple of 2.1x for Gold Fields. The extent of the discount is even greater in the context of Gold Fields’ stated rationale for the transaction, that the relative rating of its international asset portfolio should be higher than the rating ascribed to its South African asset portfolio and thus its overall rating;

–	a discount of 42% to the current analyst consensus average P/NPV multiple of 1.9x for the South African gold majors;

–	a discount of 42% to the current analyst consensus average P/NPV multiple of 1.9x for international mid-cap gold companies; and

–	a discount of 54% to the current analyst consensus average P/NPV multiple of 2.4x for the international gold majors.

The market has recognised this value leakage and has reflected it through the relative share price performances of Gold Fields and IAMGold. In the six weeks following the announcement of the proposed IAMGold transaction on 11 August 2004, the Gold Fields share price only performed in line with its South African peers, whilst over the same period, IAMGold substantially outperformed Gold Fields, Harmony and the HSBC Global Gold Index, moving from C$6.99 to C$10.05 (cum-dividend) as at 14 October 2004, an increase of over 40%, fully supporting Joe Conway’s (Chief Executive Officer of IAMGold) statement that the transaction is “highly accretive to us” (source: management interview with Joe Conway on 11 August 2004).

Substantial premium paid to IAMGold shareholders on a relative contribution basis

Based on the metrics used by Gold Fields in its market presentation on 11 August 2004, Gold Fields is contributing the following:

–	73% of net asset value;

–	72% of operating cash flows;

–	74% of resources;

–	76% of reserves; and

–	76% of production.

In return, Gold Fields is only receiving approximately 70% of the fully diluted equity of the enlarged IAMGold, prior to taking into account the negative impact of the C$0.50 per share special cash dividend payable to IAMGold shareholders.

Other metrics not examined by Gold Fields, based on 30 June 2004 numbers, imply an even more favourable deal for IAMGold, with Gold Fields contributing the following:

–	75% of revenues;

–	75% of operating profit before interest, tax, depreciation and amortisation (“EBITDA”);

–	79% of operating profit before interest and tax (“EBIT”)

–	87% of net earnings;

–	79% of attributable reserves; and

–	82% of attributable resources (measured and indicated).

Moreover, Gold Fields is contributing its entire exploration portfolio as well as approximately US$400 million in cash, representing almost all of Gold Fields’ existing net cash resources.

Gold Fields is clearly paying a substantial premium to IAMGold shareholders, even before the payment to them of the US$60 million special cash dividend.

This is recognised by Gold Fields, as evidenced by Chris Thompson’s (Chairman of Gold Fields) statement: “In the final determination, we made sure that there was an edge given to IAMGold on all these determinants. So whichever way you looked at them, whichever metric you wanted to focus on, there was an advantage, if you will an embedded premium, given to IAMGold on all of these things. Then in addition to that, we threw in a C$0.50 dividend.” (source: management interview with Chris Thompson on 11 August 2004).

Challenging for Gold Fields shareholders to break even under the proposed IAMGold transaction

Gold Fields states that the injection of its international asset portfolio into IAMGold could create value for Gold Fields shareholders due to a re-rating of the enlarged IAMGold.

Harmony considers that the basis for a substantial re-rating of the enlarged IAMGold is not intuitive from an operational perspective, given that there are no operating fundamentals to support a re-rating:

–	no real addition of critical mass through the inclusion of IAMGold’s assets;

–	IAMGold has no operational control over its principal assets;

–	no apparent upside in the IAMGold portfolio;

–	no obvious synergistic benefits; and

–	a duplicated corporate structure with a resultant likely increase in fixed overheads.

Furthermore, there are no market fundamentals to support a re-rating:

–	the enlarged IAMGold will remain a mid-cap producer;

–	its shares will face substantial illiquidity due to the small free-float of the enlarged IAMGold; and

–	the enlarged IAMGold will still be impacted by the Exchange Control requirements applied by the South African Reserve Bank (“SARB”).

Given the disproportionately low valuation ascribed to Gold Fields’ international asset portfolio, Gold Fields shareholders are starting from an unnecessarily low relative value base, requiring a significant rise in the IAMGold share price to enable Gold Fields shareholders just to break even. Harmony estimates that, for Gold Fields shareholders to break even, the IAMGold share price would need to increase to approximately C$14.54 (cum-dividend).

Put another way, in the event that Gold Fields shareholders do break even under the proposed IAMGold transaction, IAMGold shareholders would have received a premium of approximately 108% or some US$900 million.

9.2.2	Structural issues relating to the proposed IAMGold transaction

The proposed IAMGold transaction will result in a complex and inefficient corporate structure, which creates potential value leakage due to:

–	the possible holding company discount;

–	the non-compete undertaking restricting Gold Fields itself to a small geographic territory;

–	multiple investment entry points into the portfolio through both Gold Fields itself as well as the enlarged IAMGold; and

–	a lack of financial flexibility to allow for the optimal allocation of scarce financial resources.

Gold Fields is losing control even though it is paying a premium

Post implementation of the proposed IAMGold transaction, Gold Fields would have only 2 directors out of a possible 10 on the board of directors of the enlarged IAMGold. In accordance with directors’ fiduciary duties and corporate governance best practice, the enlarged IAMGold would be a stand-alone company run by a board on an arm’s length basis that has to be fully independent of Gold Fields. Accordingly, Gold Fields’ ability to exert influence over the assets of the enlarged IAMGold is significantly reduced and any attempt to do so would serve to reduce the rating of the new vehicle.

Gold Fields is left with little cash and is giving away control of its cash flows

In addition to transferring almost all of its existing net cash resources to the enlarged IAMGold, Gold Fields has further reduced its future access to cash flow by disposing of its international asset portfolio, which, during the financial year ended 30 June 2004, generated approximately 75% of Gold Fields’ operating cash flows.

Following completion of the proposed IAMGold transaction, Gold Fields’ ability to freely access cash flows from the enlarged IAMGold would be restricted to dividend flows, which themselves would be impacted by:

–	the requirement for such dividends to be declared by the independent board of the enlarged IAMGold, which Gold Fields does not control;

–	the fact that mid-cap international gold companies traditionally do not pay material dividends;

–	the cash requirements of the enlarged IAMGold, particularly in the context of its stated commitment to increase its production from 2 million to 3.5 million ounces per annum within a 3 year period;

–	the impairment effect of tax inefficiencies; and

–	the 30% equity leakage to the enlarged IAMGold’s minority shareholders.

Harmony believes that completion of the proposed IAMGold transaction is likely to lead to a loss of financial control for Gold Fields, potentially prejudicing the optimal allocation of scarce cash resources with negative implications for Gold Fields and its South African asset portfolio.

Gold Fields is giving away control of its growth

Gold Fields has given a commitment not to compete with the enlarged IAMGold for future international growth opportunities, excluding the SADC region. Limiting Gold Fields’ growth potential to SADC is inadequate for a company of its size and status, especially given that the non-SADC part of the Gold Fields asset portfolio has delivered all of its growth over the past 4 years. In this time, Gold Fields’ asset portfolios achieved the following rates of growth/decline:

–	international asset portfolio - compound annual growth in production of 54%; and

–	South African asset portfolio - compound annual decline in production of 6%.

It appears, therefore, that under the proposed IAMGold transaction, Gold Fields is transferring all of its growth potential to the enlarged IAMGold.

In addition, the pursuit of a segregated geographic model further raises doubt about the future growth potential of Gold Fields due to:

–	the transfer to the enlarged IAMGold of Gold Fields’ entire exploration portfolio. Harmony considers that the timing in respect of the APP and Cerro Corona projects appears to be particularly sub-optimal from a value achieved and growth perspective, as evidenced by Chris Thompson’s statements: “What we can all agree is that if some of our expectations do come true over the next five years, or the next six to eight months frankly, APP might become extremely valuable indeed.” (source: management interview with Chris Thompson on 11 August 2004) and “We expect a final feasibility [of APP] to be completed by the end of 2004 and, if the results are what I expect, we will be well into construction of Europe’s largest platinum group mine by this time next year” (source: Gold Fields 2004 Annual Report); and

–	reliance on dividend flows from the enlarged IAMGold to fund the development of Gold Fields and its remaining South African assets. As noted above, it is unclear whether these dividends will be forthcoming.

On the basis of the above, Harmony questions whether Gold Fields will be able to deliver replacement reserves in South Africa, let alone growth.

Harmony believes that, following completion of the proposed IAMGold transaction, Gold Fields shareholders will be left with control of orphaned, mature, capital expenditure-intensive assets in South Africa that have been prematurely put into harvest mode. Aside from this, Gold Fields shareholders will only have a 70% interest in their own international assets and development portfolio, with such interest subject to potential further dilution as the enlarged IAMGold uses its paper to fund acquisitions.

Gold Fields is jeopardising its ability to pay future dividends

In the event that the proposed IAMGold transaction is effected, Gold Fields’ ability to maintain its historic dividend payout ratio is greatly reduced in the absence of any substantial dividend receipts from the enlarged IAMGold.

In addition, prior to Gold Fields being in a position to declare dividends to its shareholders, it must fund the capital expenditure requirements of its current South African assets, not to mention any growth projects, as well as the financing of approximately R400 million per annum interest payable on the loan from Mvelaphanda Resources Limited (“Mvelaphanda”), under the Mvelaphanda Black Economic Empowerment transaction announced in the press on 26 November 2003.

10.	The proposed merger – putting the proposed IAMGold transaction into perspective

In contrast to the proposed IAMGold transaction, Harmony believes that the proposed merger provides Gold Fields shareholders with, inter alia, the following benefits:

–	a full and upfront premium of 29% to Gold Fields’ average 30 business day volume weighted average price on the JSE on 14 October 2004;

–	significant operational value enhancements and synergies from the application of the Harmony Way to Gold Fields’ assets;

–	prevention of the disposal of Gold Fields’ international asset portfolio and exploration portfolio at significantly less than fair value;

–	retained access to the existing asset portfolio and future growth opportunities both locally and internationally and the prospective exploration development potential;

–	retained access to existing cash resources and future cash flows from which to fund capital expenditure, development and pay dividends;

–	full financial flexibility, allowing for the optimum allocation of cash resources between all assets, whether in South Africa or elsewhere, subject to SARB conditions;

–	the creation, rather than the potential erosion, of value in South Africa, through the revitalisation of Gold Fields’ South African asset portfolio;

–	retention of a simple corporate structure, avoiding any of the potential value leakage implicit within the structure of the proposed IAMGold transaction;

–	full management control, further enhanced by gaining access to Harmony’s management team, with their proven deal-making skills and their reputation as highly regarded gold mining operators; and

–	the creation of the world’s largest gold producer with global scale and relevance and the firepower to grow both the domestic and international businesses.

11.	Shareholder support in respect of general meetings

11.1	Gold Fields shareholder undertaking to vote against the proposed IAMGold transaction

Harmony has received an irrevocable undertaking from Norilsk to vote against the proposed IAMGold transaction at the Gold Fields general meeting which, as confirmed by Gold Fields at its presentation to the Investment Analyst’s Society on 8 October 2004, will be held on 7 December 2004 (the “Gold Fields general meeting”) in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

11.2	Harmony shareholder undertaking to vote in favour of the proposed merger

Harmony has received an irrevocable undertaking from African Rainbow Minerals Limited (“ARM”) to vote in favour of the resolutions (the “Harmony resolutions”) to be considered and, if deemed fit, passed at the Harmony general meeting (the “Harmony general meeting”) for the successful implementation of the proposed merger, including the requisite resolutions approving the increase in the authorised share capital of Harmony and the allotment and issue of the Harmony consideration shares (the “Harmony consideration shares”) in respect of 63,632,922 Harmony shares, representing approximately 19.8% of the entire issued share capital of Harmony.

12.	Conditions precedent

The proposed merger will be subject to the fulfilment or waiver, in whole or in part, of all or any of the following conditions precedent:

12.1	with regard to the early settlement offer:

12.1.1	the passing and, where applicable, registration of the Harmony resolutions; and

12.1.2	the registration statement with respect to the Harmony consideration shares in the US offer having been declared effective by the SEC.

12.2	with regard to the subsequent offer:

12.2.1	the passing and, where applicable, registration of the Harmony resolutions;

12.2.2	Harmony receiving valid acceptances of the subsequent offer from Gold Fields shareholders in respect of in excess of 50% of the entire issued share capital of Gold Fields (including those Gold Fields shares settled by Harmony under the early settlement offer and those Gold Fields shares in respect of which Norilsk has irrevocably undertaken to accept the subsequent offer);

12.2.3	the proposed IAMGold transaction not being implemented for whatever reason including, inter alia, Gold Fields shareholders failing to approve the proposed IAMGold transaction at the Gold Fields general meeting;

12.2.4	the proposed merger being approved by the South African Competition Authorities under the Competition Act, 1998 (Act 89 of 1998), as amended;

12.2.5	the registration statement with respect to the Harmony consideration shares in the US offer having been declared effective by the SEC; and

12.2.6	the approval of all regulatory authorities whose approval is required for the implementation of the proposed merger.

13.	Further terms of the proposed merger

13.1	Mechanics

Harmony is extending the early settlement offer and the subsequent offer (the “offers”) to Gold Fields shareholders to acquire all of their Gold Fields shares in terms of Section 440 of the Companies Act, 1973 (Act 61 of 1973), as amended (the “Companies Act”). Should the board of Gold Fields recommend the proposed merger, Harmony may wish to implement the proposed merger by way of a scheme of arrangement between Gold Fields and Gold Fields shareholders in terms of Section 311 of the Companies Act. Insofar as may be necessary, the mechanics and structure of the offers have been approved by the JSE, the SRP and the SEC.

13.2	Harmony consideration shares

Following their issue, all Harmony consideration shares to be issued to Gold Fields shareholders will rank pari passu in all respects with the Harmony shares currently in issue, including the right to all future dividends. Harmony will apply to the JSE for the listing of the Harmony consideration shares. The Harmony consideration shares to be issued underthe US offer will be subject to a listing application at the NYSE, in the form of ADSs. Any Harmony consideration shares to be issued on the London Stock Exchange, Euronext Paris and Euronext Brussels will be subject to listing applications in those markets as necessary.

13.3	The early settlement offer

Subject to the conditions precedent set out in paragraph 12.1 above, Harmony will make the early settlement offer to Gold Fields shareholders on the following basis:

-	Harmony will settle unconditionally valid acceptances received in respect of up to a maximum of 34.9% of the entire issued share capital of Gold Fields;

-	to qualify for settlement under the early settlement offer, Harmony must receive valid acceptances, complete in all respects, by no later than the early settlement closing date;

-	Gold Fields shareholders will be entitled to tender for acceptance up to their entire holdings of Gold Fields shares; and

-	in the event that valid acceptances in excess of 34.9% of Gold Fields’ entire issued share capital are received by the early settlement closing date, Harmony will only settle that number of Gold Fields shares which equates to 34.9% of the entire issued share capital of Gold Fields, on a pro rata basis, with the shares tendered by accepting Gold Fields shareholders scaled back accordingly.

To the extent that Harmony increases the consideration offered under the proposed merger after the early settlement closing date, those Gold Fields shareholders who have already accepted the early settlement offer and received the consideration due to them under the early settlement offer will remain entitled to receive the full benefit of any increased consideration due under any increased offer by Harmony, regardless of whether they had subsequently disposed of their new Harmony shares.

To the extent that shares tendered by Gold Fields shareholders for valid acceptance under the early settlement offer are not settled as a result of Harmony having received valid acceptances in excess of 34.9% of Gold Fields’ entire issued share capital, such Gold Fields shareholders can elect to either:

-	have those Gold Fields shares which have not been settled under the early settlement offer returned to them; or

-	tender those Gold Fields shares which have not been settled under the early settlement offer for acceptance under the subsequent offer.

If Gold Fields shareholders make no such election, shareholders will be deemed to have elected to tender those Gold Fields shares which have not been settled under the early settlement offer for acceptance under the subsequent offer.

The last day to trade on the JSE in order to participate in the early settlement offer will be Friday, 19 November 2004.

Due to the difficulty in determining the precise number of Gold Fields shares validly received for acceptance under the early settlement offer, Harmony may require some time to determine the final pro rated numbers. Accordingly, Harmony will only settle the consideration due under the early settlement offer once the final pro rated numbers have been determined. It is expected that settlement will be despatched to both dematerialised and certificated shareholders as soon as practicable, but in any event by no later than Friday, 3 December 2004. The decision of Harmony as to the number of Harmony consideration shares allocated under the early settlement offer will be final and binding on all accepting Gold Fields shareholders.

13.4	Withdrawal rights for the early settlement offer

Gold Fields shareholders have the right to withdraw any Gold Fields shares that they tender at any time up to and including the date upon which the early settlement offer becomes or is declared unconditional in all respects. For a withdrawal to be effective, the transfer secretaries must receive a written notice of withdrawal prior to the date upon which the early settlement offer becomes or is declared unconditional in all respects.

Gold Fields shares that have been withdrawn from the early settlement offer may be tendered for acceptance under the subsequent offer.

13.5	The subsequent offer

Harmony irrevocably undertakes, following completion of the early settlement offer, to make an immediate follow-on offer on the same terms as the early settlement offer for the balance of the entire issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer. The subsequent offer will be subject to the conditions precedent set out in paragraph 12.2 above.

13.6	Withdrawal rights for the subsequent offer

Gold Fields shareholders have the right to withdraw any Gold Fields shares that they tender at any time up to and including the date upon which the subsequent offer becomes or is declared unconditional in all respects. For a withdrawal to be effective, the transfer secretaries must receive a written notice of withdrawal prior to the date upon which the subsequent offer becomes or is declared unconditional in all respects. Withdrawal rights will not apply upon the subsequent offer becoming or being declared unconditional in all respects.

13.7	Fractions

Any fraction of a Harmony consideration share to which any Gold Fields shareholder is entitled will, if it comprises 0.5 or more of a Harmony share, be rounded up, otherwise will be rounded down to the nearest whole Harmony share.

13.8	Basis of acquisition of Gold Fields shares

Full title in the Gold Fields shares will be acquired by Harmony and the Gold Fields shares will be free from all liens, pledges, cessions, charges and encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions announced, declared, made or paid on or after the date of this announcement.

13.9	Intention to invoke the provisions of Section 440K of the Companies Act

In the event that acceptances under the offers are received from the holders of not less than nine-tenths of the entire issued share capital of Gold Fields, Harmony intends to invoke the provisions of Section 440K of the Companies Act in order to compulsorily acquire those Gold Fields shares in respect of which acceptances have not been received. In those circumstances, it is the intention of Harmony to effect the delisting of Gold Fields shares from the JSE, NYSE and any other relevant securities exchange as soon as reasonably practicable after the implementation of the proposed merger.

14.	The proposed merger in other jurisdictions

As part of the proposed merger, in order to comply with the regulations in other jurisdictions in which Gold Fields shares trade, Harmony will, on substantially similar terms to those described herein, make the offers in such other jurisdictions as may be required. A registration statement containing the prospectus used in connection with the proposed merger in the US will be filed with the SEC.

15.	Opinions and recommendations

The directors of Harmony have considered the terms and conditions of the proposed merger and are of the opinion that the proposed merger is in the best interests of Harmony and its shareholders. Accordingly, the board of Harmony supports the proposed merger and recommends that Harmony shareholders vote in favour of the Harmony resolutions to be proposed at the Harmony general meeting. Those directors of Harmony who hold Harmony shares intend to vote in favour of the Harmony resolutions in respect of their own Harmony shares.

16.	Notice of general meeting

A general meeting of Harmony shareholders will be held at Harmony’s corporate office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, on or about 12 November 2004 at 11h00 (South African time) for the purpose of considering and, if deemed fit, passing, with or without modification, the Harmony resolutions.

17.	Documentation

A circular to Harmony shareholders (the “circular”) setting out the detailed information in relation to the proposed merger and a notice of general meeting, including the resolutions to be proposed at the Harmony general meeting will be posted to Harmony shareholders shortly.

Should any Harmony or Gold Fields shareholder have any questions regarding the proposed merger, the Harmony general meeting or require assistance in completing either the form of acceptance accompanying the offer document or the form of proxy included in the circular, or have any other questions, US shareholders are encouraged to make use of the toll free

Shareholder Information Hotline on 1 800 322 2885 (or +1 212 929 5500 if calling from outside the US); shareholders in South Africa are encouraged to make use of the toll free Shareholder Information Hotline on 09800 3231 3233; and shareholders in the United Kingdom, France and Germany are encouraged to make use of the toll free Shareholder Information Hotline on 00 800 3231 3233 (or +44 20 7814 5018 from outside these countries).

By order of the board

Marian van der Walt

Secretary

Virginia

18 October 2004

ENQUIRIES

HARMONY

Ferdi Dippenaar Marketing Director	+27 11 684 0140 +27 82 807 3684	Corne Bobbert Investor Relations	+27 11 684 0146 +27 83 380 6614

HSBC		INVESTEC

Adrian Coates Andrew Bell Jan Sanders Tim Morgan-Wynne Graham Shuttleworth	+44 20 7991 8888	Dennis Tucker George Nakos Andrew Brady Kevin Kerr	+27 11 286 7000

MACKENZIE PARTNERS		FINANCIAL DYNAMICS

Daniel H. Burch	+1 212 929 5748	Hollis Rafkin-Sax Gordon McCoun	+1 212 850 5600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 18, 2004

Harmony Gold Mining Company Limited

By:	/s/ Frank Abbott
Name:	Frank Abbott
Title:	Chief Financial Officer